Exhibit 99.18

PRESS RELEASE	April 13, 2020

Largo Resources Reports V2O5 Production of 2,831 Tonnes in Q1 2020

•             V2O5 production of 2,831 tonnes (6.2 million lbs(1)) in Q1 2020, an increase of 35% over Q1 2019

•             Global V2O5 recovery rate(2) of 79.9% in Q1 2020 compared to 80.0% in Q1 2019 and 77.3% in Q4 2019

•             Planned kiln upgrades and cooler maintenance in April 2020 postponed due to COVID-19 precautions; Enhanced chemical plant preventative maintenance to be performed

•             2020 production, sales and cost guidance maintained

TORONTO — Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) announces first quarter 2020 production results from its Maracás Menchen Mine with production of 2,831 tonnes of vanadium pentoxide (“V2O5”) produced at an average global recovery rate(2) of 79.9%.

Total production in Q1 2020 from the Maracás Menchen Mine was 2,831 tonnes of V2O5 representing an increase of 35% over Q1 2019. Production in January 2020 was 956 tonnes of V2O5, with 915 tonnes of V2O5 produced in February 2020 and 960 tonnes produced in March 2020. Production in January 2020 was impacted by shutdowns of the kiln and cooler to fix the refractory and for maintenance to correct instability in the kiln feed. Production in February and March 2020 was impacted by additional kiln shutdowns to fix hot spots in the refractory. The Company’s planned upgrades to the kiln and improvements in the cooler have been postponed until further notice as a result of precautionary measures such as limiting mine site personnel and contractors in light of the COVID-19 pandemic. The Company will instead be performing an enhanced preventative maintenance program in the chemical plant for approximately 15 days and, as a result, estimates that April 2020 production will be approximately 500 tonnes of V2O5.

In Q1 2020, 203,966 tonnes of ore with an effective V2O5 grade(3) of 1.61% were mined and the crushing unit was fed with 226,394 tonnes with an effective V2O5 grade(3) of 1.43%. The Company also produced 100,072 tonnes of concentrate ore with an average V2O5 grade(3) of 3.36% compared to 86,673 tonnes produced in Q1 2019 with a grade of 3.32%.

Global V2O5 recovery rates(2) averaged 79.9% in Q1 2020 which compares to 80.0% in Q1 2019. Global recoveries(2) in Q1 2020 increased 3% over Q4 2019 (77.3%) following improved recoveries in the crushing, milling, leaching and chemical plant areas but were partially offset by lower recoveries in the kiln.

A summary of Q1 2020 production results from the Maracás Menchen Mine is presented below:

Maracás Menchen Mine Production	Q1 2020	Q1 2019

Total Ore Mined (tonnes)	203,966	250,109
Ore Grade Mined - Effective Grade (%)(3)	1.61	1.29

Effective Grade of Ore Milled (%)(3)	1.59	1.51
Concentrate Produced (tonnes)	100,072	86,673
Grade of Concentrate (%)	3.36	3.32
Contained V2O5 (tonnes)	3,365	2,874

Crushing Recovery (%)	98.3	97.0
Milling Recovery (%)	98.4	96.8
Kiln Recovery (%)	88.3	89.2
Leaching Recovery (%)	96.6	97.7
Chemical Plant Recovery (%)	96.8	97.7
Global Recovery (%)(2)	79.9	80.0

V2O5 produced (Flake + Powder) (tonnes)	2,831	2,099
V2O5 produced (equivalent pounds)(1)	6,241,279	4,627,497

Paulo Misk, President and Chief Executive Officer for Largo, stated: “Production was impacted during the quarter as a result of kiln shutdowns caused by the formation of hot spots in the kiln refractory. We expect to complete the previously planned kiln upgrades and cooler improvements in the second half of 2020 but will continue to evaluate this timing as the evolving COVID-19 pandemic progresses. In the meantime, our operations team is working diligently to mitigate any potential future impacts to production.”

He continued: “We understand that these are uncertain times and we continue to do our part to help stop the spread of COVID-19. The Company has purchased approximately 6,000 COVID-19 test kits to donate to local communities and hospitals and has donated four ventilators in addition to PPE materials such as protective coveralls, safety boots, masks and safety glasses. Largo has also donated 4,500 food baskets to families in the State of Bahia to further help with impacts caused by the COVID-19 pandemic. Largo continues to take all necessary measures provided by health authorities to ensure the health and safety of its people and communities.”

He concluded: “To date, there has been no interruptions to our operations or with the shipment of material from the mine. We continue to maintain our production, sales and cost guidance for 2020 and the Company expects to be well positioned following the expiration of its offtake agreement on April 30, 2020. The Company’s expected forecast cash at April 30, 2020 is approximately US$123.0 million with an estimated revenue adjustment payable(4) due to Glencore of US$64.0 million for a net of US$59.0 million,(5). Vanadium prices in Europe bottomed in November 2019 to US$4.73/lb V2O5 and increased consistently by approximately 40% to US$6.75/lb V2O5 as of the end of February 2020. As a result of the increased uncertainties and potential disruptions mainly linked to the evolving challenges of the COVID-19 pandemic, prices softened by approximately 15% to US$5.50/lb V2O5 as of March 20, 2020. Vanadium prices have since increased approximately 4% to US$5.73/lb V2O5 as of April 10, 2020 largely due to a fear of supply constraints as a result of the government enforced lockdown of South Africa (approximately 8% of global vanadium supply) due to the COVID-19 pandemic. The overall global vanadium supply and demand impacts remain unknown at this time, but we continue to monitor the situation diligently and will provide updates as developments occur.”

Update Regarding COVID-19 Preventative Measures

The Company continues to monitor the rapidly evolving COVID-19 pandemic and has taken additional preventative measures at its mine site and corporate offices to mitigate protentional risks. To date, there continues to be no significant impact on our production or on our shipment of product out of Maracás. At this time, there has been no significant disruption to the Company’s supply chain for its operations and the level of critical consumables continues to be at normal levels. Additionally, no employee or contractor has tested positive for the virus and we believe that the risk to the Company’s operating team in Maracás remains relatively low. To date, the restrictions imposed by the government in Brazil have not impacted operations but the potential impact of future restrictions and other restrictions globally on our operations, sales efforts and logistics is unknown but could be significant. The Company has also implemented additional safety protocols, including travel restrictions, health screenings and increased hygiene measures in an effort to minimize the spread of COVID-19. The Company continues to follow the recommendations provided by health authorities and all corporate office personnel have been instructed to work from home where possible. The Company has staffed critical functions at the mine site and has encouraged those in non-essential roles to work from home.

The Company’s 2020 guidance is still being presented on a “business as usual” basis.  Largo remains conscious of the rapidly expanding COVID-19 pandemic and the evolving measures being imposed by governments globally to reduce its spread and the impact that this may have on our operations and guidance for 2020. Although these restrictions have not, to date, had a material impact on our operations, the potential future impact of COVID-19 both in Brazil and globally could have a significant impact on our operations, sales efforts and logistics and the Company will continue to monitor the situation and will, if and when necessary, update its guidance accordingly.

About Largo Resources

Largo Resources is an industry preferred producer and supplier of vanadium. Largo’s VPURE™ and VPURE+™ products are sourced from one of the world’s highest-grade vanadium deposits at the Maracás Menchen Mine located in Brazil. The Company’s common shares are principally listed on the Toronto Stock Exchange under the symbol “LGO”. For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For further information, please contact:

Alex Guthrie
Manager, Investor Relations and Communications
aguthrie@largoresources.com
Tel: +1 416-861-9797

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo’s annual and interim MD&As which also apply.

Non-GAAP(6) Measures

The Company uses certain non-GAAP financial performance measures in press release which are described in the following section.

Revenue Adjustment Payable

The Company’s press release refers to revenue adjustment payable, a non-GAAP performance measure used to provide investors with information about a key measure used by management as part of its monitoring of the financial liquidity of the Company.

This measure is considered to be one of the key components monitored relating to the Company’s projected financial liquidity and capital resources. This revenue adjustment payable does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance, financial liquidity or capital resources prepared in accordance with IFRS. This measure is not necessarily indicative of cash flow from operating activities or disclosed commitments as determined and presented under IFRS.

(1)  Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

(2)  Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

(3)  Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

(4)  The revenue adjustment payable and revenue adjustment per pound is on a non-GAAP basis. Refer to the “Non-GAAP Measures” section of this press release.

(5)  The Company has forecast its expected cash balance and the estimated revenue adjustment payable at April 30, 2020 (see non-GAAP section of this press release) and assumes a vanadium price of US$6.00 for April 2020 onwards, $/US$ foreign exchange rate of 1.40 and total cash costs consistent with the Company’s 2020 guidance (see press release dated March 20, 2020).

(6)  GAAP — Generally Accepted Accounting Principles.